[SR&Z Letterhead]







(212) 756-2047                                         jonathan.simon@srz.com





                                  July 26, 2005



VIA EDGAR
----------

Christian T. Sandoe
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505


                  Re: BNY/Ivy Multi-Strategy Hedge Fund LLC Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2
                           (File Nos. 333-125447 and 811-21247)
                           ----------------------------------------

Dear Mr. Sandoe:

     On behalf of BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Fund"), the Fund acknowledges that:

     o Should the Securities and Exchange Commission (the "Commission") or the Staff, acting pursuant to delegated authority, declare the filing effective, such effectiveness does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 26, 2005
Page 2


          We have also attached a request for accelerated effectiveness pursuant to Rule 461 under the Security Act of 1933, as amended, executed by a duly authorized officer of each of the Fund and its underwriter. It is requested that the effectiveness of the Fund's Registration Statement be accelerated to July 26, 2005 or as soon as practicable thereafter.

          Thank you for your continued attention to and expeditious review of this filing.

                                                     Very truly yours,

                                                     /s/ Jonathan R. Simon
                                                     ----------------------
                                                     Jonathan R. Simon, Esq.